EXHIBIT 99.1

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011

TASMAN METALS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
MAY 31, 2011

(Unaudited - Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Tasman Metals Limited for the nine months ended May 31, 2011, have been prepared by and are the responsibility of the Company’s management.  These statements have not been reviewed by the Company’s external auditors.

TASMAN METALS LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)

	May 31, 2011 $	August 31, 2010 $
A S S E T S
CURRENT ASSETS
Cash and cash equivalents	5,325,561	2,894,385
Short-term investments (Note 4)	10,576,905	1,705,318
Amounts receivable	239,394	51,636
Prepaids	84,250	35,993
	16,226,110	4,687,332
CAPITAL ASSETS, net of accumulated depreciation of $2,478 (August 31, 2010 - $808)	44,639	25,526
INVESTMENTS (Note 5)	492,957	78,194
RESOURCE INTERESTS (Note 6)	77,643	36,145
BOND DEPOSIT	3,292	3,292
	16,844,641	4,830,489
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	502,490	135,972
S H A R E H O L D E R S ’ E Q U I T Y
SHARE CAPITAL (Note 8)	18,727,758	5,757,155
CONTRIBUTED SURPLUS (Note 10)	4,143,924	613,782
DEFICIT	(6,886,664)	(1,668,498)
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	357,133	(7,922)
	16,342,151	4,694,517
	16,844,641	4,830,489

SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE DIRECTORS
“Mark Saxon”	, Director

“Mike Hudson”	, Director

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF
LOSS AND COMPREHENSIVE GAIN (LOSS)
(Unaudited - Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31
	2011 $	2010 $	2011 $	2010 $
MINERAL EXPLORATION COSTS (Note 7)	722,691	254,316	1,225,916	505,089
EXPENSES
Accounting and administration	30,500	16,250	57,250	45,350
Audit	28,554	-	62,870	40,184
Corporate development	54,083	24,381	187,199	41,955
Corporate finance fee	-	-	-	20,000
Depreciation	1,843	-	5,111	-
General exploration	40,039	7,845	129,196	23,428
Investor relations	10,500	12,000	31,000	27,000
Legal	22,856	1,508	30,820	41,043
Management fees	40,500	29,250	117,750	68,250
Office	15,807	14,835	54,566	24,063
Professional fees	21,219	16,506	116,403	43,381
Regulatory fees	11,146	2,644	23,936	18,008
Rent	5,093	1,200	11,753	2,800
Salaries and benefits	32,549	-	79,816	-
Shareholder costs	4,869	3,649	13,152	5,371
Stock-based compensation (Note 9)	104,850	66,750	3,684,700	326,750
Transfer agent	10,546	8,276	29,040	17,145
Travel	35,292	18,517	91,868	39,030
	470,246	223,611	4,726,430	783,758
LOSS BEFORE OTHER ITEMS	(1,192,937)	(477,927)	(5,952,346)	(1,288,847)
OTHER ITEMS
Gain on sale of capital asset	3,352	-	3,352	-
Gain on sale of investments (Note 5)	565,978	-	565,978	-
Write-off of resource interests(Note 6(a))	(9,142)	-	(9,142)	-
Gain on option and disposition of resource interests (Note 6(b))	-	92,016	112,961	92,016
Interest income	36,891	4,492	83,155	4,817
Foreign exchange	(12,048)	1,951	(22,124)	6,838
	585,031	98,459	734,180	103,671
NET LOSS FOR THE PERIOD	(607,906)	(379,468)	(5,218,166)	(1,185,176)
OTHER COMPREHENSIVE GAIN (LOSS)	(4,740)	(8,335)	365,055	(8,335)
COMPREHENSIVE LOSS FOR THE PERIOD	(612,646)	(387,803)	(4,853,111)	(1,193,511)
BASIC LOSS PER COMMON SHARE	(0.01)	(0.01)	(0.10)	(0.04)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	57,574,762	40,177,897	53,803,855	32,547,181

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT AND
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)
(Unaudited - Prepared by Management)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2011 $	2010 $	2011 $	2010 $
DEFICIT - BEGINNING OF PERIOD	(6,278,758)	(921,054)	(1,668,498)	(115,346)
NET LOSS FOR THE PERIOD	(607,906)	(379,468)	(5,218,166)	(1,185,176)
DEFICIT - END OF PERIOD	(6,886,664)	(1,300,522)	(6,886,664)	(1,300,522)
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS) - BEGINNING OF PERIOD	1,104,436	-	(7,922)	-
NET CHANGE IN FAIR VALUE OF AVAILABLE-FOR-SALE INVESTMENTS	(4,740)	(8,335)	1,107,618	(8,335)
RECLASSIFICATION OF ADJUSTMENT ON SALE OF AVAILABLE-FOR-SALE INVESTMENTS	(742,563)	-	(742,563)	-
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS) - END OF PERIOD	357,133	(8,335)	357,133	(8,335)

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended May 31		Nine Months Ended May 31
	2011 $	2010 $	2011 $	2010 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	(607,906)	(379,468)	(5,218,166)	(1,185,176)
Adjustments for items not involving cash
Depreciation	1,843	-	5,111	-
Stock-based compensation	104,850	66,750	3,684,700	326,750
Gain on sale of investment	(565,978)	-	(565,978)	-
Write-off of resource interest	9,142	-	9,142	-
Gain on sale of capital asset	(3,352)	-	(3,352)	-
Gain on option of resource interests	-	(92,016)	(112,961)	(92,016)
	(1,061,401)	(404,734)	(2,201,504)	(950,442)
(Increase) decrease in amount receivable	(130,876)	4,644	(187,758)	(63,747)
Increase in prepaids	(37,915)	(37,354)	(48,257)	(40,354)
Increase (decrease) in accounts payable and accrued liabilities	398,749	(52,331)	366,518	61,847
	(831,443)	(489,775)	(2,071,001)	(992,696)
FINANCING ACTIVITIES
Issuance of common shares	1,069,714	3,297,500	13,042,310	5,667,500
Share issue costs	-	(142,605)	(226,265)	(267,905)
Repayment of advances	-	-	-	(88,000)
Cash from amalgamation	-	-	-	393,802
	1,069,714	3,154,895	12,816,045	5,705,397
INVESTING ACTIVITIES
Proceeds from option of resource interests	-	28,705	27,450	28,705
Proceeds from sale of capital asset	26,243	-	26,243	-
Proceeds from sale of investment	605,978	-	605,978	-
Short-term investments	(635,879)	(1,800,000)	(8,871,587)	(1,800,000)
Expenditures on resource interests	-	(1,470)	(54,837)	(23,118)
Additions to capital assets	(40,055)	-	(47,115)	-
	(43,713)	(1,772,765)	(8,313,868)	(1,794,413)
INCREASE IN CASH DURING THE PERIOD	194,558	892,355	2,431,176	2,918,288
CASH - BEGINNING OF PERIOD	5,131,003	2,034,916	2,894,385	8,983
CASH - END OF PERIOD	5,325,561	2,927,271	5,325,561	2,927,271

SUPPLEMENTAL CASH FLOW INFORMATION (Note 15)

The accompanying notes are an integral part of these interim consolidated financial statements.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

1.	NATURE OF OPERATIONS

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 Tasman completed a statutory amalgamation under the laws of the Province of British Columbia and amalgamated with Ausex Capital Corp. (“Ausex”) and Lumex Capital Corp. (“Lumex”) and the surviving corporation continued under the name of Tasman Metals Ltd. as described in Note 3.  On November 3, 2009 the Company commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TSM”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company as defined by Accounting Guideline No. 11 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.  As at May 31, 2011 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

As a May 31, 2011 the Company had working capital of $15,723,620.  Based on its current levels of operations management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for the next twelve months.  However, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The interim financial statements have, in management’s opinion, been properly prepared using careful judgement with reasonable limits of materiality.  These interim consolidated financial statements should be read in conjunction with the most recent consolidated annual financial statements.  The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

The Company does not expect the adoption of these accounting standards to have a material impact on its consolidated financial statements.

3.	RECAPITALIZATION AND AMALGAMATION

On May 15, 2009 Tasman entered into a letter of agreement (the “Agreement”) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the “Amalgamation”).  On October 22, 2009 (the “Effective Date”) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSXV.  On completion of the Amalgamation the Company became a mining issuer pursuant to the policies of the TSXV under the name Tasman Metals Ltd.

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation was treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman was deemed to be the parent company for accounting purposes. Accordingly, its net assets were included in the interim consolidated balance sheets at their historical book values; and

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction was accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex were recorded at their fair values, as follows:

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

3.	RECAPITALIZATION AND AMALGAMATION (continued)

$
Cash	393,802
Amounts receivable	6,123
Advances from Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

4.	SHORT-TERM INVESTMENTS

	May 31, 2011 $	August 31, 2010 $
Redeemable GICs
Due July 11, 2011 at cost plus accrued interest at Prime Rate less 1.80% per annum	404,075	400,644
Due November 21, 2011 at cost plus accrued interest at 1.40% per annum	506,724	-
Due November 29, 2011 at cost plus accrued interest at Prime Rate less 1.80% per annum	6,539,107	-
Due April 23, 2012 at cost plus accrued interest at 1.40% per annum	803,912	-
Due January 10, 2012 at cost plus accrued interest at 1.32% per annum	1,714,699	-
Due March 26, 2012 at cost plus accrued interest at 1.20% per annum	608,388	-
Due July 12, 2011 at cost plus accrued interest at 1.00% per annum	-	502,688
Due August 15, 2011 at cost plus accrued interest at 0.90% per annum	-	801,986
	10,576,905	1,705,318

All of the GICs are redeemable after 30 days from purchase.

5.	INVESTMENTS

	May 31, 2011
	Number	Cost $	Accumulated Compre- hensive Gain (Loss) $	Carrying Value $
Common shares
Scandinavian Resources Limited	882,353	135,824	357,133	492,957

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

5.	INVESTMENTS (continued)

	August 31, 2010
	Number	Cost $	Accumulated Compre- hensive Gain (Loss) $	Carrying Value $
Common shares
Scandinavian Resources Limited	588,235	86,116	(7,922)	78,194

(a)
The Company has received common shares of Scandinavian Resources Limited (“Scandinavian”), a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 6(b).  As at May 31, 2011 the quoted market value of the Scandinavian shares was $492,957.

(b)
In July 2010 the Company completed the sale of certain of its iron ore licenses in Sweden and received 691,921 common shares of Beowulf Mining PLC (“Beowulf”), a public company listed on the London Stock Exchange, at an ascribed value of $40,000.  The Company subsequently sold the Beowulf shares for $605,978 resulting in a realized gain of $565,978.  See also Note 6(b).

6.	RESOURCE INTERESTS

	Acquisition Costs
	May 31, 2011 $	August 31, 2010 $
Rare Earth Element Properties
Norra Kärr	23,440	1,731
Otanmaki	801	801
Bastnäs	-	9,142
Other	53,402	20,274
	77,643	31,948
Iron Ore Properties
Other	-	4,197
	77,643	36,145

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims covering approximately 5,079 hectares located in southern Sweden.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

6.	RESOURCE INTERESTS (continued)

Otanmaki

The Otanmaki property consists of 34 staked exploration claims covering approximately 11,011 hectares located in central western Finland.

Bastnäs

On March 23, 2010 the Company entered into an option agreement to acquire a 90% interest in two exploration licenses, totalling approximately 914 hectares, located in the Bergslagen mining district, Sweden.  To earn the 90% interest the Company was required to make cash payments totalling SEK 975,000 (SEK 65,000 paid) and incur contract services with the vendor totalling SEK 390,000 over a four year period.

During the nine months ended May 31, 2011 the Company made a decision to terminate the option agreement and wrote-off $9,142 of resource interest costs.

Other

As at May 31, 2011 the Company has been granted or made reservations on:

(i)	10 exploration claims or claim applications covering approximately 16,961 hectares in Sweden;
(ii)	74 exploration claims or claim applications covering approximately 68,692 hectares in Finland; and
(iii)	7 exploration claims covering approximately 208 hectares in Norway.

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Scandinavian whereby Scandinavian has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) covering approximately 7,078 hectares in Sweden under the following terms:

(i)	during the year ended August 31, 2010 Scandinavian issued 588,235 common shares and paid $28,705 to the Company;
(ii)	during the nine months ended May 31, 2011 Scandinavian issued 294,118 common shares, paid $16,570 and reimbursed the Company $10,880;
(iii)
Scandinavian must spend a minimum of AUS $175,000 within 12 months prior to being entitled to withdraw.  Should Scandinavian withdraw after meeting the minimum expenditure it shall have no further interest in the Iron Ore Claims;

(iv)	the Company grants Scandinavian the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(v)	Scandinavian may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
(vi)
Scandinavian may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

6.           RESOURCE INTERESTS (continued)

On July 5, 2010 the Company entered into a sale agreement with Beowulf covering the three remaining iron ore property exploration licenses in Sweden.  In consideration for the sale the Company received 691,921 common shares in Beowulf at a fair value of $40,000, resulting in a gain of $4,197 on the sale.  The Company also retained a 1.5% net smelter returns royalty on any future production from the three permit areas.

7.	MINERAL EXPLORATION COSTS

Mineral exploration costs incurred during the nine months ended May 31, 2011 and 2010 are detailed below:

	Nine Months Ended May 31, 2011
	Rare Earth Element Properties
	Norra Kärr $	Otanmaki $	Other $	Total $
Consulting	139,764	61,144	9,085	209,993
Database	2,903	3,888	2,813	9,604
Drilling	546,107	99,404	-	645,511
Exploration office	27,827	5,456	853	34,136
Geochemical	61,371	-	713	62,084
Geological	92,264	12,246	16,299	120,809
Geosurvey	48,000	67,625	-	115,625
Maps	2,235	1,550	3,743	7,528
Sample preparation	1,066	-	-	1,066
Site preparation	4,080	3,803	-	7,883
Travel	10,011	1,110	556	11,677
Total	935,628	256,226	34,062	1,225,916

	Nine Months Ended May 31, 2010
	Rare Earth Element Properties		Iron Ore
	Norra Kärr $	Other $	Properties $	Total $
Consulting	47,786	398	-	48,184
Database	-	6,979	-	6,979
Drilling	330,731	-	-	330,731
Exploration office	13,898	-	-	13,898
Freight	6,813	-	-	6,813
Fuel	1,740	-	415	2,155
Geochemical	42,149	-	1,615	43,764
Geological	16,365	24,558	9,758	50,681
Maps	-	1,884	-	1,884
Total	459,482	33,819	11,788	505,089

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

8.	SHARE CAPITAL

Authorized - unlimited common shares without par value
	Nine Months Ended May 31, 2011		Year Ended August 31, 2010
Issued	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period	42,105,402	5,757,155	10,500,000	10,500
Adjustment to reflect the Amalgamation	-	-	12,196,397	428,323
Issued for cash
Private placements	5,000,000	7,500,000	18,000,000	5,350,000
Exercise of stock options	1,569,344	310,434	233,206	45,821
Exercise of warrants	9,202,543	5,100,376	1,135,799	434,639
Exercise of compensation options	526,000	131,500	40,000	10,000
Reallocation from contributed surplus on exercise of stock options	-	189,700	-	48,500
Reallocation from contributed surplus on exercise of compensation options	-	63,120	-	4,800
Reallocation from contributed surplus on exercise of agent’s warrants	-	100,475	-	-
	16,297,887	13,395,605	31,605,402	6,322,083
Less share issue costs	-	(425,002)	-	(575,428)
	16,297,887	12,970,603	31,605,402	5,746,655
Balance, end of period	58,403,289	18,727,758	42,105,402	5,757,155

(a)
During the nine months ended May 31, 2011 the Company completed a private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised one common share and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $1.85 per share on or before November 17, 2012.

The Company paid a finders’ fee of $193,494 cash and issued finders= warrants which entitle the holder to purchase 129,050 common shares at a price of $1.85 per share on or before November 17, 2012.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $198,737.  The assumptions used were: dividend yield - 0%;  expected volatility - 174%;  a risk-free interest rate of 1.38%;  and an expected life of two years.

The Company incurred $32,771 for legal and filing fees associated with this private placement.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

8.	SHARE CAPITAL (continued)

(b)
During fiscal 2010 the Company granted compensation options to purchase 566,000 units at $0.25 per unit on or before October 26, 2011.  When exercised, each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $0.50 per share on or before October 26, 2011.  In fiscal 2010, 40,000 units were issued on the partial exercise of the compensation options.  During the nine months ended May 31, 2011 the remaining 526,000 compensation options were exercised.

(c)	A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at May 31, 2011 and 2010 and the changes for the nine months ending on those dates is as follows:

	2011		2010
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	9,266,874	0.50	-	-
Assumed on Amalgamation	-	-	200,000	0.10
Issued on private placement	2,629,050	1.85	10,162,673	0.49
Issued on exercise of compensation option	526,000	0.50
Exercised	(9,202,543)	0.55	(850,000)	0.33
Balance, end of period	3,219,381	1.45	9,512,673	0.50

Common shares reserved pursuant to warrants outstanding at May 31, 2011 are as follows:

Number	Exercise Price $	Expiry Date

175,000	0.50	October 26, 2011
322,275	1.00	March 25, 2012
526,000	0.40 / 0.50	April 1, 2012 / 2013
1,362,773	1.85	November 17, 2012
833,333	1.85	November 26, 2012
3,219,381

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

9.	STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.

During the nine months ended May 31, 2011 the Company granted 1,190,000 (2010 - 2,125,000) stock options to the Company’s employees, directors, officers and consultants and recorded compensation expense of $3,579,850 (2010 - $292,250).  In addition, the Company recorded $104,850 (2010 - $34,500) compensation expense on stock options previously granted which had vested during the period.

The fair value of stock options granted and/or vested during the nine months ended May 31, 2011 and 2010 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2011	2010
Risk-free interest rate	1.38% - 2.14%	1.45% - 1.93%
Estimated volatility	157% - 175%	79% - 104%
Expected life	2 years - 3 years	2.5 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all stock options granted and/or vested during the nine months ended May 31, 2011 was $3.04 (2010 - $0.14) per option.

A summary of the Company’s stock options at May 31, 2011 and 2010 and the changes for the nine months ended on those dates is presented below:

	2011		2010
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	2,929,016	0.21	-	-
Assumed on Amalgamation from Lumex	-	-	472,222	0.10
Assumed on Amalgamation from Ausex	-	-	690,000	0.10
Granted	1,190,000	3.40	2,000,000	0.27
Exercised	(1,569,344)	0.20	(150,000)	0.25
Balance, end of period	2,549,672	1.71	3,012,222	0.21

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

9.	STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2011:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
69,672	69,672	0.10	May 31, 2012
1,175,000	1,175,000	0.25	October 22, 2012
75,000	75,000	0.10	January 25, 2013
50,000	50,000	0.60	March 5, 2013
150,000	150,000	2.78	December 24, 2013
930,000	930,000	3.45	January 6, 2014
100,000	32,500	3.84	January 17, 2014
2,549,672	2,482,172

See also Note 16.

10.	CONTRIBUTED SURPLUS

	Nine Months Ended May 31, 2011 $	Year Ended August 31, 2010 $
Balance, beginning of period	613,782	18,809
Stock-based compensation on stock options (Note 9)	3,684,700	340,750
Stock-based compensation on agents= warrants	198,737	188,663
Stock-based compensation on agent’s compensation options	-	118,860
Stock options exercised	(189,700)	(48,500)
Compensation options exercised	(63,120)	(4,800)
Agent’s warrants exercised	(100,475)	-
Balance, end of period	4,143,924	613,782

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

11.	RELATED PARTY TRANSACTIONS

During the nine months ended May 31, 2011 the Company:

i)	incurred $115,850 (2010 - $70,550) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;
ii)	incurred $117,750 (2010 - $68,250) for management fees provided by a private corporation owned by an officer of the Company; and
iii)	incurred $8,250 (2010 - $2,900) for shared administration costs with Tumi Resources Limited (“Tumi”), a public company with common directors and officer.

As at May 31, 2011, $49,850 (2010 - $9,150) was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.           SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	May 31, 2011
	Canada $	Scandinavia $	Total $
Current assets	15,833,278	392,831	16,226,109
Capital assets	-	44,639	44,639
Investments	492,957	-	492,957
Resource interests	-	77,643	77,643
Bond deposit	-	3,293	3,293
	16,326,235	518,406	16,844,641

	August 31, 2010
	Canada $	Scandinavia $	Total $
Current assets	4,553,052	134,280	4,687,332
Capital assets	-	25,526	25,526
Investment	78,194	-	78,194
Resource interests	-	36,145	36,145
Bond deposit	-	3,292	3,292
	4,631,246	199,243	4,830,489

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Under Canadian GAAP financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.  The carrying values of the Company’s financial instruments, which are the same as their fair values, are classified into the following categories:

Financial Instrument	Category	May 31, 2011 $	August 31, 2010 $
Cash and cash equivalents	Held-for-trading	5,325,560	2,894,385
Short-term investments	Held-for-trading	10,576,905	1,705,318
Investments	Available-for-sale	492,957	78,194
Amounts receivable	Loans and receivables	239,394	51,636
Accounts payable and accrued liabilities	Other liabilities	(502,489)	(135,972)

The recorded amounts for cash and cash equivalents, short-term investments, amount receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s carrying value and fair value of cash and cash equivalents, short-term investments and investments under the fair value hierarchy is measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s liabilities are classified as current and are anticipated to mature within the next fiscal period.  The Company intends to settle these with funds from its working capital and equity financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

13.        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(a)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to short term interest rates through the interest earned on cash balances.  The Company has significant cash balances.  From time to time, the Company invests its excess cash in money market instruments issued by major financial institutions.  The term of such instruments does not exceed 365 days and are redeemable, 30 days from purchase.  As such the Company considers that the interest rate is not significant.

(b)	Foreign Currency Risk

The Company’s significant operations are based in Sweden and subject to foreign currency fluctuations.  The Company’s operating expenses are primarily incurred in Canadian Dollars and Swedish Krona and the fluctuation of the Canadian Dollar in relation to the Swedish Krona will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders= equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At May 31, 2011, 1 Canadian Dollar was equal to 6.37 Swedish Krona.

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	1,074,555	168,690
Amounts receivable	1,414,660	222,082
Accounts payable and accrued liabilities	(2,427,440)	(381,074)
	61,775	9,698

Based on the net exposures as of May 31, 2011 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company’s net loss to be approximately $1,000 higher (or lower).

14.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern.  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash equivalents and short-term investments.  The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

TASMAN METALS LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2011
(Unaudited - Prepared by Management)

14.	CAPITAL MANAGEMENT (continued)

The Company expects its current capital resources will be sufficient to meet all of its future exploration plans, resource interest acquisitions and operating requirements over the next twelve months.  However, levels of exploration expenditures may change with ongoing results and, as a result, the Company may be dependent upon future equity or debt transactions to meet these changes.

15.           SUPPLEMENTAL CASH FLOW INFORMATION

During the nine months ended May 31, 2011 and 2010 non-cash activities were conducted by the Company as follows:

	2011 $	2010 $
Financing activities
Issuance of common shares	143,800	-
Share issue costs	(198,737)	-
Contributed surplus	54,937	-
	-	-
Investing activities
Proceeds on sale of resource interests	89,708	86,116
Investments	(89,708)	(86,116)
	-	-

16.	SUBSEQUENT EVENTS

Subsequent to May 31, 2011 the Company:

(i)	issued 18,500 common shares for $61,480 on the exercise of stock options and 58,500 common shares for $40,725 on the exercise of warrants; and

(ii)	granted stock options to purchase 200,000 common shares to consultants at a price of $4.22 per share to expire on or before July 15, 2014.